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                                              Filed by: Spieker Properties, Inc.
                                                  Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                                   filed pursuant to Rule 14a-12
                                               under the Securities Exchange Act
                                               of 1934. Subject Company: Spieker
                                               Properties, Inc. (Commission File
                                                                   No.: 1-12528)

The following is a communication to employees of Spieker Properties, Inc. distributed on March 5, 2001.

Transition...

 ...A COMMUNICATION FOR SPIEKER EMPLOYEES AS WE MERGE
WITH EQUITY OFFICE.

WHY HAS SPIEKER DECIDED TO MERGE WITH EQUITY OFFICE?

Spieker's Board and senior management team saw this as a great opportunity for our shareholders to realize enhanced economic value from our portfolio. Since going public in 1993, we have created a hugely successful real estate organization. Our West Coast focus has worked well; our markets have proven to be some of the strongest in the country; and because of the talent and commitment demonstrated by our employees during this time, increases in profitability and shareholder value have been notable and steady.

This merger - between two of the largest and finest publicly traded real estate organizations in the country - will give us the chance to take what we've done at the regional level and build on it across a national platform. The strategic benefits of the merger, including greater scale, increased market share, and enhanced financial capabilities are potentially significant and over time should provide even more value for our shareholders.

CAN YOU PROVIDE SOME BACKGROUND ABOUT EQUITY OFFICE?

Equity Office is the nation's largest publicly held owner and manager of office properties, with a national portfolio of 380 buildings comprising 98.9 million square feet in 24 states and the District of Columbia. They have 2,300 employees working in ten regional locations, their corporate office in Chicago and properties across the country.

On the West Coast, Equity Office's regional offices are based in Los Angeles, San Francisco and Seattle.

Size and economics aside, Equity Office's culture and values are really the important factors here. When thinking about the merger, it was important to partner with a company that shares our deeply held philosophies about customers and the importance of being a customer-centric organization - and Equity Office does. Equity Office has committed itself to creating innovative and true value-added services for their tenants, and their success in this area is widely recognized.

We'll be sharing more information about Equity Office over the coming weeks, both through this newsletter, and in introductory employee meetings held with Equity Office management representatives. We've scheduled these from February 28 to March 8, so you may have already attended a meeting.

WHAT IS THE EFFECTIVE DATE OF THE MERGER?

At this time, we are tentatively planning for a merger some time in June. This date, however, is subject to numerous factors that we do not control. As we get closer to that date, we will keep you updated on our progress. In the meantime, you should continue on with your job responsibilities.

WHY DOES IT TAKE SO LONG TO CLOSE?

The merger must be approved by the shareholders of both companies. This requires preparation and filing with the Securities & Exchange Commission of a proxy statement to shareholders, and a waiting period before the shareholders meetings are held. The transaction will be closed following the approval of the shareholders of both companies.

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WHAT SHOULD I EXPECT TO OCCUR DURING THIS TRANSITION PERIOD WHICH WOULD BE
DIFFERENT FROM BUSINESS AS USUAL?

By and large, business will continue as usual. But, the transition is underway, and our management team has begun meeting with members of Equity Office's management. Over the next couple of weeks, people from Equity Office will be visiting our locations to meet all of you and learn more about Spieker.

During the transition and as part of the merger agreement, there will be some changes in procedure. For example, we recently posted a message on SPOCK regarding lease approvals on deals exceeding certain sizes. We will be sure to keep you well informed of these procedural changes should they affect you and your job.

WHEN CAN WE EXPECT REPRESENTATIVES OF EQUITY OFFICE TO VISIT OUR PROPERTIES AND OFFICES? WILL THEY VISIT ALL OF THEM?

Members of Equity Office's senior management team and human resources began employee meetings on February 28. Individual and small group meetings will be scheduled in order to provide a more personal forum in which you can discuss personal interests or concerns.

This is a schedule of locations and dates for the initial meetings. Please check with your operations director or officer(s) to confirm:

------------------------------------ --------------
Portland                             2/28/01
------------------------------------ --------------
Peninsula                            2/28/01
------------------------------------ --------------
Sacramento                           3/1/01
------------------------------------ --------------
Orange County                        3/1/01
------------------------------------ --------------
San Diego                            3/2/01
------------------------------------ --------------
Silicon Valley-R&D/Ind               3/2/01
------------------------------------ --------------
Seattle                              3/5/01
------------------------------------ --------------
LA-East & West                       3/5/01
------------------------------------ --------------
Emeryville                           3/5/01
------------------------------------ --------------
North Bay                            3/5/01
------------------------------------ --------------
Menlo Services                       3/6/01
------------------------------------ --------------
Silicon Valley-Airport               3/7-3/8/01
------------------------------------ --------------

Menlo Services' department heads will be meeting with their Equity Office counterparts here in Menlo Park at various times between now and March 15.

WILL THE MERGER AFFECT OUR PREVIOUSLY ANNOUNCED PROPERTY DISPOSITION PROGRAM?

We are in the process of assessing the status of our property dispositions. We will keep you advised as to the status of these and other dispositions should they occur.

HOW AND WHEN WILL EQUITY OFFICE DECIDE WHICH SPIEKER EMPLOYEES WILL BE OFFERED CONTINUE EMPLOYMENT?

It will take some time for Equity Office to become familiar with Spieker and our employees and determine what ongoing personnel needs will be. This evaluation process will begin immediately. Most employees will be notified of their status no later than the end of April. We will make every effort to make these important decisions as quickly as possible.

WILL THERE BE A SEVERANCE PROGRAM FOR EMPLOYEES WHO ARE NOT OFFERED JOBS WITH EQUITY OFFICE?

Yes. There will be severance provisions in place for employees not retained after the merger.

WHEN DOES EMPLOYMENT END FOR PEOPLE WHO ARE NOT OFFERED JOBS WITH EQUITY OFFICE--AT THE CLOSING OR WHEN THE DECISION IS MADE NOT TO MAKE A JOB OFFER?

We expect that employees whose jobs are eliminated will remain in the employment of Spieker until the closing of the transaction. However, there will be some employees needed for some time after the merger to handle integration issues post-closing; for these employees, the final date of employment may differ from the closing date.

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IF I DECIDE TO LEAVE SPIEKER PRIOR TO THE MERGER CLOSE DATE, WILL I STILL
RECEIVE THE SEVERANCE PACKAGE?

Only employees who are employed until their end date as determined by Equity Office, and whose employment is in good standing, will receive the severance package if their position is eliminated. If you leave prior to that date, you will not be eligible for severance.

IF I AM OFFERED A POSITION WITH EQUITY OFFICE AFTER THE MERGER AND WISH TO DECLINE, WILL I STILL GET A SEVERANCE PACKAGE?

If you decline a job offer that provides the same or better cash compensation to the position you have presently at Spieker, you will not receive the severance package. However, if an offer is made that would require an additional commute of an amount to be determined or that you relocate your home, you may elect to decline the offer and still receive the severance package.

IF I LOSE MY JOB WITH SPIEKER IN CONNECTION WITH THE MERGER, WILL I BE ELIGIBLE FOR REHIRE AT EQUITY OFFICE IN THE FUTURE?

Yes. Employees who leave the company in good standing will be eligible for rehire with Equity Office.

IF I STAY WITH THE NEW COMPANY, WILL I RETAIN ALL OF MY YEARS OF SERVICE CREDIT I PRESENTLY HAVE WITH SPIEKER?

Employees who become part of Equity Office will retain their years of service credit.

CAN I COLLECT UNEMPLOYMENT INSURANCE AFTER MY TERMINATION DATE?

Depending on the eligibility rules of your state's unemployment compensation insurance, if your job is terminated because of the merger, you may be eligible for unemployment benefits after your termination date.

WILL THERE BE ANY OUTPLACEMENT SERVICES PROVIDED TO EMPLOYEES WHO NOT OFFERED CONTINUED EMPLOYMENT WITH EQUITY OFFICE FOLLOWING THE MERGER?

Yes. Outplacement assistance will be provided to terminated employees. Details will be provided to affected employees as part of their severance package.

WILL THERE BE ADDITIONAL POSITIONS ELIMINATED AFTER THE MERGER?

It is presently anticipated that, once the new organization is fully implemented, there will not be any further reductions of a material nature, except for scheduled property dispositions that do not close before the merger. Having said that, the company is always subject to conditions in the marketplace and can't anticipate what the future may bring.

HOW WILL THE COMPANY RESPOND TO REQUESTS FOR REFERENCE CHECKS IN THE FUTURE?

It is the policy of both Equity Office and Spieker to verify only dates of employment, title, and (with a written release from you) salary. No other information will be provided.

WHAT WILL HAPPEN WITH MY HEALTH BENEFITS IF MY POSITION IS ELIMINATED?

Should your position be eliminated and your job terminated, you will have the right to elect to continue your health care coverages under COBRA.

WHAT IS EQUITY OFFICE'S BENEFITS PACKAGE?

Equity Office offers a comprehensive and competitive benefits package. Employees will receive information on Equity Office's overall program (called "Total Rewards") next week.

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THE FOLLOWING LEGEND IS REQUIRED BY SEC REGULATIONS TO APPEAR ON ALL WRITTEN
COMMUNICATIONS RELATING TO THE Merger:

Investors are urged to read the joint proxy statement/prospectus regarding the merger when it becomes available because it will contain important information. Investors may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus may also be obtained for free by directing a request to Spieker Properties, Inc., 2180 Sand Hill Road, Suite 200, Menlo Park, CA, 94025, attention: Corporate Secretary, telephone: (650) 854-5600.

Pursuant to Instruction 3 to Item 4 of Schedule 14A, the participants in this solicitation also include Spieker Properties, Inc. and its directors, as follows: Warren E. Spieker, Jr. (Chairman of the Board), John K. French (Vice Chairman of the Board), Dennis E. Singleton (Vice Chairman of the Board), Richard J. Bertero (director), Harold M. Messmer, Jr. (director), David M. Petrone (director) and William S. Thompson, Jr. (director). As of the date of this communication, none of the foregoing participants beneficially owned in excess of 1% of the outstanding shares of common stock of Spieker Properties, Inc., except for Warren E. Spieker, Jr., John K. French and Dennis E. Singleton, who may be deemed to beneficially own approximately 4.9%, 1.5% and 1.6% of the outstanding shares of common stock of Spieker Properties, Inc., respectively, (giving effect to stock options and units of limited partnership interest in Spieker Properties, L.P. held by each of them).

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